

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 9, 2007

VIA U.S. MAIL and FACSIMILE

Gregory H. Browne
Cyberonics, Inc.
Chief Financial Officer
100 Cyberonics Boulevard
Houston, Texas 77058

> **RE:** **Cyberonics, Inc.**
> **Form 10-K for the fiscal year ended April 27, 2007**
> **Filed July 6, 2007**
> **Form 10-K for the fiscal year ended April 28, 2006**
> **File No. 000-19806**

Dear Mr. Browne:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant